SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

June 23, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (Credicorp) hereby notifies you, as a Material Event, that its Board of Directors, in its session held on June 23, 2021, has resolved, effective as of January 1, 2022:

1.	To accept the resignation of its CEO, Mr. Walter Bayly, and appoint Mr. Gianfranco Ferrari as new CEO of Credicorp. Mr. Ferrari is currently a Deputy CEO of Credicorp and Head of Universal Banking, as well as CEO of Banco de Credito del Perú (BCP).

2.	To accept the resignation of Mr. Álvaro Correa, Deputy CEO of Credicorp and Head of Insurance and Pensions.

3.	To appoint Mr. Diego Cavero as Head of Universal Banking, the main Line of Business at Credicorp. Mr. Cavero will succeed Mr. Ferrari as CEO of BCP.

4.	To appoint Mr. Alejandro Pérez-Reyes as COO of Credicorp, reporting to the CEO of Credicorp.

5.	The roles of Deputy CEO currently held by Mr. Ferrari and Mr. Correa will not be replaced.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2021

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative